EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO CONFIRMS MINE CONSTRUCTION PROGRESS AT WHOLLY-OWNED
TWANGIZA PHASE I GOLD PROJECT ON SCHEDULE AND FULLY FUNDED
WITH COMMERCIAL PRODUCTION TO BEGIN IN Q4 2011

Toronto, Canada – April 14, 2011 – Banro Corporation (“Banro” or the “Company”) (NYSE AMEX – “BAA”; TSX – “BAA”) is pleased to report that construction of its wholly-owned Twangiza Phase 1 gold project in South Kivu Province, Democratic Republic of the Congo (the “DRC”), is proceeding on schedule with commercial production expected to begin in the fourth quarter of 2011.

The Company’s cash position of approximately US$94 million as at April 1, 2011 is approximately US$25 million more than the budgeted costs to complete the Twangiza Phase 1 oxide-processing plant, which costs include a US$13.5 million contingency within the total US$209 million capital expenditures budget.   The balance of the funds will be used to cover overhead costs and working capital to fund the commissioning and production ramp- up, as well as the exploration program on the Company’s four gold projects.

 “The progress made by the team at Twangiza is excellent. The plant and civil works are 86% complete, with the total mine construction  project, including tailings facilities,  now 60% complete, and on schedule to deliver commercial gold production in the fourth quarter of 2011,” commented Simon Village, Chairman and CEO.

“The cash-flow from the Twangiza Phase 1 project will be used to fast-track the second mine development project at Namoya, at the southern end of the gold belt, which we aim to have completed within the next two years. This will provide the Company with greater flexibility and cash-flow to internally finance the construction of the hydro-electric project which is needed for the much larger Twangiza Phase 2 project, and ultimately for development of the whole belt.

In addition, we have recently commissioned an economic assessment of the Twangiza Phase 2 project which will include a detailed metallurgical study and plant design. The proposed  stand-alone facility will concentrate solely on processing the transition and fresh rock and is expected to result in lower capital costs and better recoveries than initially estimated in our June 2009 Feasibility Study. We anticipate releasing the results of these preliminary studies in the third quarter of 2011.”

Banro is a Canadian-based gold exploration and development company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro is constructing “Phase 1” of its flagship Twangiza project.

Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of production, revenue, cash flow and costs, estimated project economics, metallurgical recoveries, Mineral Resource and Mineral Reserve estimates, potential mineralization, potential Mineral Resources and Mineral Reserves, projected timing of production and the Company's exploration and development plans and objectives with respect to its projects) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated Mineral Resources or Mineral Reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries  being less than those indicated by the metallurgical test work carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; uncertainties relating to the availability and costs of financing needed in the future; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2011 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please visit our website at www.banro.com, or contact: Simon Village, Chairman, United Kingdom, Tel: +44 1959 569 237; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, Canada, or Tomas Sipos, Vice-President, Corporate Development, Toronto, Ontario, Canada, Tel: (416) 366-2221 or 1-800-714-7938.